

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2020

Robert J. Cobuzzi, Jr.
Chief Executive Officer
Diffusion Pharmaceuticals Inc.
1317 Carlton Avenue
Suite 200
Charlottesville, VA 22902

> **Re: Diffusion Pharmaceuticals Inc.**
> **Registration Statement on Form S-3**
> **Filed September 25, 2020**
> **File No. 333-249057**

Dear Dr. Cobuzzi:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ada D. Sarmento at 202-551-3798 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David S. Rosenthal, Esq.